UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EXFO, Inc

(Name of Issuer)

(Title of Class of Securities)

302046107

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 302046107

1	NAME OF REPORTING PERSON Brown Advisory, Incorporated ("BA, Inc.") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2112409
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BA, Inc. is a Maryland Corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,128,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,566,635
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,566,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.44%
12	TYPE OF REPORTING PERSON HC (Parent Holding Company)

CUSIP No.: 302046107

1	NAME OF REPORTING PERSON Brown Investment Advisory & Trust Company ("BIATC") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-1811121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BIATC is a Maryland Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 86,803
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,803
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,803
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON BK (Bank)

CUSIP No.: 302046107

1	NAME OF REPORTING PERSON Brown Advisory, LLC ("BA, LLC") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 26-0680642
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION BA, LLC is a Maryland Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,041,697
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,479,832
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,479,832
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.14%
12	TYPE OF REPORTING PERSON IA (Investment Adviser)

CUSIP No.: 302046107

ITEM 1(a).	NAME OF ISSUER:
EXFO, Inc
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
400 GODIN AVENUE QUEBEC CITY A8 G1M 2K2
ITEM 2(a).	NAME OF PERSON FILING:
Brown Advisory, Incorporated ("BA, Inc.") Brown Investment Advisory & Trust Company ("BIATC") Brown Advisory, LLC ("BA, LLC")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
901 South Bond Street, Ste. 400 Baltimore, MD 21231
ITEM 2(c).	CITIZENSHIP:
Brown Advisory, Incorporated ("BA, Inc.") - BA, Inc. is a Maryland Corporation
Brown Investment Advisory & Trust Company ("BIATC") - BIATC is a Maryland Company
Brown Advisory, LLC ("BA, LLC") - BA, LLC is a Maryland Company

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

ITEM 2(e).	CUSIP NUMBER:
302046107
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[X] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
BA, Inc. is a parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)
BIATC is a Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
BA, LLC is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
1,566,635
	(b)	Percent of class:
5.44%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
Brown Advisory, Incorporated ("BA, Inc.") - 1,128,500 Brown Investment Advisory & Trust Company ("BIATC") - 86,803 Brown Advisory, LLC ("BA, LLC") - 1,041,697
(ii) Shared power to vote or to direct the vote:
Brown Advisory, Incorporated ("BA, Inc.") - 0 Brown Investment Advisory & Trust Company ("BIATC") - 0 Brown Advisory, LLC ("BA, LLC") - 0
(iii) Sole power to dispose or to direct the disposition of:
Brown Advisory, Incorporated ("BA, Inc.") - 0 Brown Investment Advisory & Trust Company ("BIATC") - 0 Brown Advisory, LLC ("BA, LLC") - 0
(iv) Shared power to dispose or to direct the disposition of:
Brown Advisory, Incorporated ("BA, Inc.") - 1,566,635 Brown Investment Advisory & Trust Company ("BIATC") - 86,803 Brown Advisory, LLC ("BA, LLC") - 1,479,832
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The total securities being reported are beneficially owned by investment companies and other managed accounts of direct/indirect subsidiaries of BA, Inc. [formerly known as Brown Advisory Holdings Incorporated ("BAHI")] (listed above).

These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over securities.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Please be advised that the initial filing for this security was made under the former parent holding entity title "Brown Advisory Holdings Incorporated". Please further be advised that the title "Brown Advisory, Inc." replaced the parent holding company entity title "Brown Advisory Holdings Incorporated, effective January 1, 2012.

Brown Advisory, Inc. ("BA, Inc.") is a parent holding company filing this schedule on behalf of the following subsidiaries pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:

Brown Investment Advisory & Trust Company ("BIATC") - BK (Bank)
Brown Advisory, LLC ("BA, LLC") IA (Investment Adviser)

Please note that within the initial filing for this security were subsidiary entities "Alex. Brown Investment Management, Inc. ("ABIM")" and "Brown Investment Advisory Incorporated ("BIA, Inc."). Since the initial filing, these two entities have merged into Investment Adviser entity, "Brown Advisory, LLC".

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 06, 2013

Date
Brown Advisory, Incroporated "BA, Inc." See attached "Exhibit 1"
Brett D. Rogers Chief Compliance Officer

Signature
Brett D. Rogers, Chief Compliance Officer

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 302046107
Joint Filing Agreement
-----------------------

Party signing this filing agrees that this statement is submitted as a joint filing on behalf of the undersigned:

Brown Advisory, Incorporated ("BA, Inc.") - Parent Holding Company
Brown Investment Advisory & Trust Company ("BIATC")
Brown Advisory, LLC ("BA, LLC")